Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 20 DATED JANUARY 30, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 20 to you in order to supplement our prospectus. This supplement, dated January 30, 2003 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 20 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 19 dated January 22, 2003, Supplement No. 18 dated January 15, 2003, Supplement No. 17 dated January 2, 2003, Supplement No. 16 dated December 23, 2002, Supplement No. 15 dated December 19, 2002 and Supplement No. 14 dated December 6, 2002 (Supplement No. 14 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and November 27, 2002), and must be read in conjunction with our prospectus.

Real Property Investments

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties as a package from one unaffiliated third party. We intend to purchase these properties with our own funds unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 01/29/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

BVT Portfolio

Publix at Brooker Creek East Lake Road and Ridgemoor Blvd. Palm Harbor, FL	NC	1994	8,294,000 (1)	77,596	100	16	Publix

Concord Crossing US 601 and Mount Zion Church Road Concord, NC	NC	1994	5,256,000	55,930	98	5	Bi-Lo Supermarket CVS Drug Store

Monroe Shopping Center Highway 74 and Highway 601 Monroe, NC	NC	1994	3,479,000	45,080	100	3	Bi-Lo Supermarket

Paraiso Plaza Hialeah Gardens Boulevard and West 80th Street Hialeah, FL	NC	1997	9,600,000	61,012	100	13	Publix

Sheridan Square Sheridan Street and 5th Avenue Dania, FL	NC	1991	7,461,000	67,425	96	14	Publix

Valley Park Commons 1520 Wesel Boulevard Hagerstown, MD	NC	1993	12,312,000	89,579	81 (2)	9	Martin's Food Store

Windsor Court Shopping Center Kennedy and High Path Roads Windsor, CT	NC	1993	14,573,000	78,480	100	7	Stop & Shop

*         Our acquisition costs may increase by additional costs, which have not yet been finally determined.            We expect any additional costs to be insignificant.

NC       Neighborhood and Community Retail Shopping Center
  As part of the purchase of this property, we will assume the existing modified debt with a remaining balance of approximately $4,510,000. The loan will require interest only payments based on an annual rate of 7.875% and will mature December 2004.
  The seller is currently negotiating with Martin's Food Store to expand into a portion of the currently vacant space. It is anticipated that the seller will provide a master lease on any vacant space at this property at the time of purchase.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of January 29, 2003, we had sold 64,600,473 shares in our third offering, resulting in gross proceeds of $645,399,268. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 29, 2003, we had incurred $55,793,237 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $589,606,031 of net proceeds from the sale of those 64,600,473 shares. An additional 3,412,277 shares have been sold pursuant to our Distribution Reinvestment Program as of January 29, 2003, for which we have received additional net proceeds of $32,416,636. As of January 29, 2003, we had repurchased 447,469 shares through our Share Repurchase Program resulting in disbursements totaling $4,156,256. As a result, our net offering proceeds from all offerings total approximately $1,197,944,581 as of January 29, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2002, we have incurred and paid property management fees of $3,233,783. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2002, we had incurred $3,293,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,400,000 are included in the purchase prices we have paid for all our properties purchased through January 29, 2003. As of January 29, 2003, we had invested approximately $954,154,000 in properties that we purchased for an aggregate purchase price of approximately $1,606,771,000, and we had invested approximately $48,500,000 in two notes receivable from developers of two shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of January 29, 2003, we had net offering proceeds of approximately $206,000,000 available for investment in additional properties. As of January 29, 2003, we have committed to the acquisition of an additional $845,975,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.